UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 29, 2022

FIRST SEACOAST BANCORP

(Exact Name of Registrant as Specified in Charter)

Federal	001-38985	84-2404519
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

633 Central Avenue, Dover, New Hampshire	03820
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (603) 742-4680

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	FSEA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 29, 2022, First Seacoast Bancorp (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”). The final vote results on each matter submitted to a vote of stockholders are as follows:

1.

To approve an Amended and Restated Plan of Conversion and Reorganization, whereby First Seacoast Bancorp, MHC will convert and the Company will reorganize from the mutual holding company structure to the stock holding company structure:

Including Votes Cast by First Seacoast Bancorp, MHC:

For	Against	Abstain	Broker Non-Votes
5,024,630	24,030	2,016	-0-

Excluding Votes Cast by First Seacoast Bancorp, MHC:

For	Against	Abstain	Broker Non-Votes
1,815,584	24,030	2,016	-0-

2.

To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient proxies at the time of the Special Meeting to approve the Amended and Restated Plan of Conversion and Reorganization:

For	Against	Abstain	Broker Non-Votes
5,010,736	34,324	5,616	-0-

3.

Informational proposal to approve a provision in the Articles of Incorporation of First Seacoast Bancorp, Inc. requiring a super-majority vote of stockholders to approve certain amendments to the Articles of Incorporation:

For	Against	Abstain	Broker Non-Votes
4,692,599	348,885	9,192	-0-

4.

Informational proposal to approve a provision in the Articles of Incorporation of First Seacoast Bancorp, Inc. requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to the Bylaws of First Seacoast Bancorp, Inc.:

For	Against	Abstain	Broker Non-Votes
4,688,877	359,583	2,216	-0-

5.

Informational proposal to approve a provision in the Articles of Incorporation of First Seacoast Bancorp, Inc. to limit the voting rights of shares beneficially owned in excess of 10% of the outstanding voting stock of First Seacoast Bancorp, Inc.:

For	Against	Abstain	Broker Non-Votes
4,648,167	400,293	2,216	-0-

Item 8.01.	Other Events.

On December 29, 2022, the members of First Seacoast Bancorp, MHC, the mutual holding company parent of the Company, approved the Amended and Restated Plan of Conversion and Reorganization.

On December 29, 2022, the Company issued a press release to announce the receipt of stockholder approval and member approval. A copy of the press release is filed as on exhibit hereto and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated December 29, 2022

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 30, 2022	FIRST SEACOAST BANCORP

	By:	/s/ James R. Brannen
James R. Brannen
President and Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

Contact:

James R. Brannen

President and Chief Executive Officer

First Seacoast Bancorp

(603) 742-4680

First Seacoast Bancorp Announces Stockholder and Member Approvals for Pending Conversion Transaction

Dover, NH; December 29, 2022 – First Seacoast Bancorp (Nasdaq: FSEA), the holding company for First Seacoast Bank, announced today that the stockholders of First Seacoast Bancorp and the members of First Seacoast Bancorp, MHC both approved the pending conversion of First Seacoast Bancorp, MHC from mutual to stock form. The approvals were received at a Special Meeting of Stockholders and a Special Meeting of Members, both held earlier today.

Completion of the conversion and the related stock offering by First Seacoast Bancorp, Inc., the proposed successor to First Seacoast Bancorp, remains subject to final regulatory approval and the sale of at least 2,805,000 shares of common stock at the minimum of the offering range. First Seacoast Bancorp intends to close the stock offering at the minimum of the offering range.

About First Seacoast Bank

First Seacoast Bank is a federally-chartered stock savings bank serving the financial needs of residents of the Seacoast region of New Hampshire. First Seacoast Bank operates four full-service offices in Strafford County, New Hampshire, and one full-service office in Rockingham County, New Hampshire.

Forward-Looking Statements

This press release contains certain forward-looking statements about the conversion and stock offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may”. Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include that the proposed transaction may not be timely completed, if at all, that required regulatory approval is not timely received, if at all, or that other customary closing conditions are not satisfied in a timely manner, if at all.

Important Additional Information and Where to Find It

First Seacoast Bancorp, Inc. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 that includes a prospectus of First Seacoast Bancorp, Inc., as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF FIRST SEACOAST BANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS CAREFULLY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, these documents and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free-of-charge from First Seacoast Bancorp upon written request to First Seacoast Bancorp, 633 Central Avenue, Dover, New Hampshire 03820, Attention: James R. Brannen, or by calling (603) 742-4680.

This press release is neither an offer to sell nor a solicitation of an offer to buy the common stock of First Seacoast Bancorp, Inc. The offer is made only by the prospectus, as supplemented by the prospectus supplement, and when accompanied by a stock order form. The shares of common stock being offered for sale by First Seacoast Bancorp, Inc. are not savings accounts or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

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